B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended March 31, 2013 and 2012
(All tabular amounts are expressed in United States dollars, unless otherwise stated)

            This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 14, 2013 and contains certain “Forward-Looking Statements” within the meaning of the Canadian Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

            The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2013 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2012. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

            B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua and the Philippines, exploration and development projects in Namibia and Colombia and a portfolio of exploration assets in Colombia, Namibia, Nicaragua and Uruguay. The Company currently operates the Libertad Mine and the Limon Mine in Nicaragua, and, commencing on January 16, 2013, the Masbate Mine in the Philippines (see “Acquisition of CGA Mining Limited” section). The Company has a 92% interest in the Ojtikoto gold project in Namibia (see “Otjikoto Property – Namibia” section), a 49% interest in the Gramalote property in Colombia, an 80% interest in the Cebollati property in Uruguay, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has options to earn an interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”) and two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”).

            On January 16, 2013, the Company acquired CGA Mining Limited (“CGA”). Under the terms of the Scheme of Arrangement, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. The primary asset acquired was CGA’s Masbate Mine located in the Philippines. With the completion of the transaction, B2Gold becomes a new intermediate gold producer, achieving geographic and operational diversity while contributing significant cash and future cash flow towards the Company’s development projects.

            The Company is projecting consolidated gold production in 2013 of 360,000 to 380,000 ounces and approximately 400,000 ounces in 2014 from the Libertad, Limon and Masbate mines. With the first full year of gold production from the Otjikoto project in Namibia scheduled for 2015, and increased production projected from the Libertad Mine, the Company is projecting 2015 gold production of 550,000 ounces, based on current assumptions. With the potential development of the Gramalote project (B2Gold 49%/AngloGold Ashanti Limited 51%) in Colombia, gold production could increase to over 700,000 ounces in 2017.

            On January 10, 2013, the Company announced positive results from the feasibility study for the Otjikoto gold project in Namibia, and commencement of mine construction (see “Otjikoto Property – Namibia” section). In addition, the Company announced the acceptance of a committed letter of offer from Macquarie Bank for a $150 million secured revolving corporate loan facility. The facility will be used to fund construction and development costs related to Otjikoto and for general corporate purposes. In the first five years of its mine life, Otjikoto is expected to produce approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce. On April 16, 2013, the Company announced the closing of the new $150 million secured revolving corporate loan facility.

SUBSEQUENT EVENT – SALE OF BRUCEJACK ROYALTY

             Subsequent to March 31, 2013, on May 13, 2013, the Company completed the sale to Franco-Nevada Corporation of all of its right, title and interest in and to an existing 1.2% net smelter returns royalty (“NSR”), covering Pretium Resources Inc.’s (“Pretium”) Brucejack gold project in northwestern British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between the Company and Franco-Nevada Corporation dated May 7, 2013. Macquarie Capital Markets were advisors to the Company on the transaction.

            The Brucejack royalty was acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR. As a result, the Company will record a $45 million gain on disposal of the NSR in the second quarter of 2013.

ACQUISITION OF CGA MINING LIMITED

            On January 31, 2013, the Company and CGA announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) and the merger implementation agreement dated September 18, 2012 between the Company and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options. Upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold.

            As a result, B2Gold issued an aggregate of 250,039,641 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding upon closing the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options.

            The business combination was accounted for using the acquisition method, with B2Gold as the acquirer of CGA. The Acquisition Date was determined to be January 16, 2013 for accounting purposes, and accordingly, the Company’s consolidated financial statements include CGA’s results commencing from January 16, 2013. The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

            The cost of the acquisition was approximately $985 million, the fair value of B2Gold shares issued, based on the issuance of 251,973,198 B2Gold shares at Cdn.$3.85 per share (the opening share price on the TSX on January 16, 2013) and a foreign exchange rate of Cdn.$0.985 to $1.

            B2Gold’s acquisition related costs of $5.9 million have been expensed in the unaudited condensed consolidated statement of operations for the three months ended March 31, 2013.

            The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. This is a preliminary purchase price allocation and therefore subject to adjustment over the course of 2013 on completion of the valuation process and analysis of resulting tax effects.

$

Preliminary purchase price allocation:
Cash and cash equivalents	56,088
Restricted cash	9,000
Accounts receivable and prepaids	11,368
Inventories
- Product inventory	55,036
- Ore stockpile inventory, current portion	6,955
- Supplies inventory	11,677
Note receivable from RTG Mining Inc.	2,560
Mining interests
- Masbate Mine	526,280
- Masbate undeveloped mineral interest	389,673
- Pajo exploration property	15,128
Long-term Investments
- St. Augustine Gold & Copper Limited	20,193
- Sierra Mining Limited	6,038
- RTG Mining Inc.	4,806
Value-added tax receivables, long-term	37,731
Other long-term assets
- Ore stockpile inventory	22,800
- Other	150
Accounts payable and accrued liabilities	(31,982)
Current tax payable	(1,674)
Masbate project loan facility	(18,524)
Deferred revenue - fair value of gold contracts	(37,404)
Finance lease obligations, including current portion	(25,228)
Mine restoration provisions, including current portion	(20,261)
Deferred income taxes	(192,263)
Other long-term liabilities	(572)
Goodwill	137,295

Purchase price - 251,973,198 common shares of B2Gold issued on acquisition	984,870

            Included in CGA’s accounts payable and accrued liabilities on January 16, 2013 was $10.1 million for CGA’s transaction costs relating to the business combination, all paid subsequently in the first quarter of 2013.

            Masbate’s gold bullion inventory and current portion of ore stockpile inventory were increased by $32.9 million to reflect their estimated fair values on acquisition, of which $32.4 million was expensed and included in the cost of sales in the first quarter of 2013 (with the remaining amount to be expensed in the second quarter).

            Goodwill of $137.3 million (net) resulting from the acquisition arises fully on the recognition of deferred income tax liabilities (of $190.4 million) on the transaction. None of the goodwill is deductible for tax purposes.

            The value of approximately $390 million assigned to undeveloped mineral interest at Masbate was attributable to (i) mineralized material within inferred mineral resources that management believes could be brought into production and (ii) exploration potential. Amounts assigned to undeveloped mineral interest are not expensed (or depreciated) until the undeveloped mineral interest either becomes associated with additional proven and probable reserves and the reserves are produced or the undeveloped mineral interest is determined to be impaired.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results:

	Three months ended
	March 31
	(unaudited)
	2013	2012
Gold revenue ($ in thousands)	154,853	63,873
Gold sold (ounces) (2)	95,042	37,853
Average realized gold price ($/ounce)	1,629	1,687
Gold produced (ounces)	79,661	34,602
Cash operating costs ($/ounce gold)	722	587
Total cash costs ($/ounce gold)	771	680
Adjusted net income (1) ($ in thousands)	40,013	20,712
Adjusted earnings per share (1) – basic ($)	0.07	0.05
Adjusted earnings per share (1) – diluted ($)	0.07	0.05
Net income ($ in thousands)	63	14,546
Earnings per share – basic ($/share)	0.00	0.04
Earnings per share – diluted ($/share)	0.00	0.04
Cash flows from operating activities ($ in thousands)
– before changes in non-cash working capital	45,143	27,066

(1)	Attributable to the shareholders of the Company.
(2)	Gold ounces sold in the first quarter of 2013 of 95,042 ounces Includes 32,381 ounces of gold inventory acquired as part of the CGA acquisition.

First quarter 2013 and 2012

            With the recent CGA acquisition on January 16, 2013 and continued strong performance from its Nicaraguan operations, the Company achieved another new quarterly production record. Consolidated gold production in the first quarter of 2013 was 79,661 ounces, an increase of 130% compared to the same period in 2012. Gold production from the Masbate Mine from January 16, 2013 to March 31, 2013, accounted for 105% of the increase, and gold production from the Company’s Libertad and Limon Mines in Nicaragua increased by 25% over the first quarter in 2012. First quarter consolidated gold production would have been 86,747 ounces, an increase of 151% over last year’s comparative period, if Masbate’s gold production from January 1, 2013 had been included. The Company is projecting another record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces expected from the Libertad, Limon and Masbate mines.

            Gold revenue for the first quarter of 2013 was a record $154.9 million (which included a non-cash amount of $9.4 million described below) on sales of 95,042 ounces at an average price of $1,629 per ounce compared to $63.9 million on sales of 37,853 ounces at an average price of $1,687 per ounce in the 2012 first quarter. The significant increase of 142% in revenue was mainly due to higher gold production and from the sale of CGA’s gold product inventory, acquired on January 16, 2013 as part of the CGA acquisition. The spot price of gold averaged $1,632 per ounce in the quarter.

            Gold revenue of $154.9 million included a non-cash amount of $9.4 million related to the amortization of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA acquisition. On January 16, 2013, the Company assumed the gold forward contracts related to the Masbate project of 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting) was estimated to be negative $37.4 million on January 16, 2013. For accounting purposes, these contracts are not subsequently re-measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. During the quarter, 12,382 ounces of gold were delivered under the gold forward contracts at an average settlement price of $899 per ounce.

            In the first quarter of 2013, the Masbate Mine accounted for $86.6 million (which included a non-cash amount of $9.4 million described above) of gold revenue from the sale of 52,882 ounces, the Libertad Mine accounted for $43.4 million (Q1 2012 - $44 million) of gold revenue from the sale of 26,760 ounces (Q1 2012 – 26,188 ounces) while $24.9 million (Q1 2012 - $19.8 million) was contributed by the Limon Mine from the sale of 15,400 ounces of gold (Q1 2012 – 11,665 ounces).

            Operating cash costs for the first quarter were $722 per ounce of gold compared to budget of $785 per ounce. The favourable $63 per ounce variance was mainly the result of higher than budgeted gold production from the Libertad and Limon mines. Operating costs increased to $722 per ounce in the quarter from $587 per ounce in the same period last year, mainly due to higher operating costs at the Masbate Mine and a slight ($29 per ounce) increase related to the combined Nicaraguan mines.

            Gold production at the Masbate Mine totalled 43,554 ounces for the full quarter. Gold production attributable to the Company from January 16, 2013 to March 31, 2013 was 36,467 ounces at an operating cash cost of $846 per ounce compared to budget of 36,720 at an operating cash cost of $883 per ounce. There are a number of opportunities to optimize operations and improve operating costs at the Masbate Mine which will be evaluated in the coming months. Improved fleet efficiency, grade control and ore management strategies, and tailings dam management strategies are among the areas that will be under review.

            The Libertad Mine continued its strong performance into the first quarter of 2013. The Libertad Mine produced 29,124 ounces of gold at an operating cash cost of $588 per ounce compared to budget of 27,965 ounces at an operating cash cost of $661 per ounce. Gold production in the first quarter was higher than budget mainly due to slightly better grade (1.98 g/t versus 1.96 g/t budget), better recovery (93.8% versus 92% budget) and better throughput (487,917 tonnes versus budget of 482,442 tonnes). Improvements to plant performance continue in 2013.

            The Limon Mine also had a strong first quarter, producing 14,070 ounces of gold at an operating cash cost of $674 per ounce compared to budget of 12,942 ounces of gold at an operating cash cost of $720 per ounce. Higher gold production was mainly due to better surface pit grades, increased plant operating time, and ongoing plant improvements. Per ounce operating cash costs was better than budget mainly due to higher gold production. In addition, the cost/ use of most consumables, including energy, were slightly less than budget which had a positive cost impact.

            Included in total cost of sales was $32.4 million in the first quarter of 2013 which related to the inventory portion of the CGA purchase price adjustment. Masbate’s gold bullion inventory and current portion of ore stockpile inventory were increased by $32.9 million to reflect their estimated fair values on acquisition, of which $32.4 million was expensed and included in the cost of sales in the first quarter of 2013 (with the remaining amount to be expensed in the second quarter).

            Depreciation expense, included in total cost of sales, was $14.2 million in the first quarter of 2013 compared to $6.6 million in the same period in 2012. The increase in depreciation expense was mainly due to higher gold sales and an increase in the average depreciation charge per ounce of gold sold. The depreciation charge increased to $227 per ounce of gold sold in the current quarter (excluding ounces sold relating to gold inventory acquired as part of the CGA acquisition) from $175 per ounce of gold sold in the comparative quarter. The increase in the average depreciation charge per ounce of gold sold reflects additions to sustaining capital costs and deferred stripping capitalized to mineral interests, and to the fair value increase of the mining interests acquired from CGA.

            Cash flow from operating activities before changes in the non-cash working capital was $45.1 million ($0.08 per share) in the first quarter of 2013 compared to $27.1 million ($0.07 per share) in the first quarter of 2012. Cash flow from operations in the quarter was the highest in the Company’s history.

            As at March 31, 2013, the Company remained in a strong financial position with unrestricted cash of $120.7 million, attributable to the Company’s strong operating performance and cash acquired as part of the CGA transaction. On January 16, 2013, CGA had cash and cash equivalents of $56.1 million (and restricted cash of $9 million). During the quarter, the Company also drew down $25 million from the Macquarie credit facility. This facility was repaid in April from drawdowns on the new $150 million revolving credit facility with a syndicate of three banks.

            Adjusted net income was $40 million ($0.07 per share) compared to $20.7 million ($0.05 per share) in the same period of 2012. The Company’s first quarter earnings were affected by non-cash fair value adjustments related to the purchase accounting of CGA. Adjusted net income was calculated by excluding the following adjustments with respect to the CGA acquisition: a non-cash inventory fair value adjustment of $32.4 million, non-cash amortized deferred gold revenue of $9.4 million, and one-off CGA acquisition related costs of $5.9 million. In addition, adjusted net income excluded: share-based compensation expense of $2.9 million (Q1 2012 - $3.9 million), write-down of long-term investments of $3.5 million (Q1 2012 - $nil), unrealized derivative losses of $2.4 million (Q1 2012 - $nil), non-cash deferred income tax expense of $0.7 million (Q1 2012 - $2.7 million), and foreign exchange losses of $1.6 million (Q1 2012 – foreign exchange gains of $0.4 million).

            For the first quarter of 2013, the Company generated (GAAP) net income of $0.06 million ($0.00 per share) compared to $14.5 million ($0.04 per share) in the equivalent period of 2012. As discussed above, the Company’s first quarter earnings were affected by non-cash fair value adjustments related to the purchase accounting of CGA.

            At March 31, 2013, the Company recorded an unrealized loss of $3.1 million, included in other comprehensive loss, as a result of the change in the market value of its available-for-sale investments. In addition, the Company recorded an impairment charge of $3.5 million relating to its investment in Calibre in the consolidated statement of operations (including $1.4 million that was reclassified from accumulated other comprehensive loss to net earnings), as a result of a substantial decrease in Calibre’s share price.

            Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity. These derivative instruments were not designated as hedges by the Company and are marked to their market values at the end of each reporting period. Adjustments to the market value are included in the statement of operations. For the three months ended March 31, 2013, the Company recorded an unrealized derivative loss of $2.4 million.

            General and administrative costs relate to the Company’s head office in Vancouver, the Managua office in Nicaragua, and the Makati office in the Philippines. Consolidated general and administrative costs increased in the first quarter of 2013 compared to the year ago period by approximately $2.4 million, of which $1.1 million related mainly to Makati administrative costs and the remainder to increased corporate growth/ and development activities.

MASBATE MINE – PHILIPPINES

	Three months ended
	March 31
	(unaudited)
	2013	2012
Gold revenue ($ in thousands)	86,541	-
Gold sold (ounces)	52,882	-
Average realized gold price ($/ ounce)	1,636	-
Tonnes of ore milled	1,263,802	-
Grade (grams/ tonne)	1.08	-
Recovery (%)	83.2	-
Gold production (ounces)	36,467	-
Cash operating costs ($/ ounce gold)	846	-
Total cash costs ($/ ounce gold)	889	-
Capital expenditures ($ in thousands)	4,196
Exploration ($ in thousands)	2,035	-

            First quarter gold production at the recently acquired Masbate Mine in the Philippines was 43,554 ounces. Attributable gold production to B2Gold based on the January 16, 2013 acquisition date was 36,467 ounces at an operating cash cost of $846 per ounce from 1,263,802 tonnes of ore milled at an average grade of 1.08 g/t gold. This compares to budget of 36,720 ounces from the January 16, 2013 acquisition date at an operating cash cost of $883 per ounce.

            Gold production in the first quarter was slightly under budget due to lower throughput tonnage as a result of the SAG motor change out due to failure during a restart and work on the crusher ROM bin. This was partially offset by higher gold recoveries of 83.2% compared to budget of 80.8% . Gold recovery outperformed budget as the Company identifies optimal ore sources that carry different gold recoveries. Mill throughput averaged 16,850 tonnes of ore per day for the quarter.

            The new SAG mill will be ready for delivery in the third quarter and will be installed early in the fourth quarter. Related motors and gear boxes will be upsized to build in some expansion capacity into the SAG circuit. The current SAG mill, which had cracking issues in the past and has been repaired, continues to perform acceptably and continues to be monitored.

            Per ounce operating cash costs for the Masbate Mine in the first quarter was better than budget mainly due to slightly better grade and recovery (83.2% versus 80.8% budget). Maintenance costs improved due to a new maintenance schedule and mining costs were also lower than budget as a result of lower haulage costs.

            There are a number of opportunities to optimize operations and improve operating costs at the Masbate Mine which will be evaluated in the coming months. Improved fleet efficiency, grade control and ore management strategies, and tailings dam management strategies are among the areas that will be under review.

            The current focus is for B2Gold technical staff to work with Masbate onsite personnel to review and revise the mine geological model, metallurgical delineations, and plant recoveries. Mine sequencing will be reviewed and a new interim mine plan will be generated during the second quarter. Pit designs will be reviewed and new reserves issued early in the third quarter.

            The potential for plant expansion will be methodically investigated so that Masbate will be set to move forward with a new life of mine plan and processing plan by year end. Extensive metallurgical testwork, which is essential groundwork for expansion analysis, has already begun.

            Total capital expenditures in the first quarter of 2013 totalled $4.2 million, mainly for a tailings dam expansion and additions to leased mining equipment.

            The Masbate Mine is projected to produce approximately 175,000 to 185,000 ounces of gold in 2013. B2Gold plans to release full guidance on the Masbate Mine near mid-year of 2013 once it has had additional time to review the mine plan and costs, and the reserve estimate.

            An aggressive 2013 exploration program totaling $11 million is underway with eight drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program will comprise reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. Exploration drilling is also planned for the Bart Ag and Balete veins located 12 kilometres southeast of the mine. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

            High grade gold mineralization was recently intersected on the Montana North vein located 200 metres northwest of the current resource. Drill hole MONRC021 intersected 9 metres true width grading 24.43 g/t gold. The vein is open to the northwest and plans are underway to step-out drill this new high grade target.

LIBERTAD MINE – NICARAGUA

	Three months ended
	March 31
	(unaudited)
	2013	2012
Gold revenue ($ in thousands)	43,407	44,043
Gold sold (ounces)	26,760	26,188
Average realized gold price ($/ ounce)	1,622	1,682
Tonnes of ore milled	487,917	504,953
Grade (grams/ tonne)	1.98	1.64
Recovery (%)	93.8	91.8
Gold production (ounces)	29,124	24,246
Cash operating costs ($/ ounce gold)	588	498
Total cash costs ($/ ounce gold)	622	585
Capital expenditures ($ in thousands)	4,958	7,108
Capital expenditures ($ in thousands) – Jabali development	3,516	1,515
Exploration ($ in thousands) – including Jabali exploration	985	2,460

            The Libertad Mine continued its strong performance into the first quarter of 2013, gold production exceeded budget by 4% and operating cash costs were $73 per ounce (or 11%) lower than budget.

            Gold sales from the Libertad Mine totalled 26,760 ounces (Q1 2012 – 26,188 ounces) in the first quarter of 2013 at an average realized price of $1,622 per ounce (Q1 2012 - $1,682 per ounce), generating revenue of $43.4 million (Q1 2012 - $44 million).

            The Libertad Mine produced 29,124 ounces of gold at an operating cash cost of $588 per ounce from 487,917 tonnes of ore milled at an average grade of 1.98 grams per tonne (“g/t”) gold. This compares to the budget of 27,965 ounces at an operating cash cost of $661 per ounce.

            Gold production in the first quarter was higher than budget mainly due to slightly better grade (1.98 g/t versus 1.96 g/t budget), better recovery (93.8% versus 92% budget) and better throughput (487,917 tonnes versus budget of 482,442 tonnes). Improvements to plant performance continue in 2013. Ore during the quarter was sourced primarily from Mojon (49%) and Crimea (47%) and both pits are providing better grades than anticipated. Ore from the higher grade Santa Maria Pit started to move relatively late in the quarter. Mill throughput averaged 5,421 tonnes of ore per day for the quarter. Per ounce operating cash costs for the Libertad Mine was better than budget mainly due to the higher gold production resulting from slightly better grades and yields from the Mojon and Crimea pits, as well as to higher than expected by-product silver credits.

            Total capital expenditures in the first quarter of 2013 were $8.5 million. Deferred stripping, mainly at the Santa Maria pit, totaled $3.4 million and Jabali capital costs were $3.5 million. Jabali capital included private road and bridge construction, infrastructure including dump preparation, offices, property purchases and engineering studies. The private road is 80% complete and Jabali Central Pit is ready to develop. Other major items included mine equipment purchases and purchases of material in preparation for mill improvement projects.

            The Jabali pit is fully permitted and ore shipments from Jabali are scheduled to begin late in the third quarter of 2013.

            The Libertad Mine is projected to produce approximately 131,000 to 137,000 ounces of gold in 2013 at an operating cash cost of approximately $560 to $590 per ounce. Gold production for the first half of 2013 is estimated to total approximately 56,000 to 59,000 ounces of gold at a cash operating cost of $620 to $650 per ounce and for the second half approximately 75,000 to 78,000 ounces of gold at a cash operating cost of $515 to $545 per ounce.

            Gold production in 2013 at Libertad is budgeted to be approximately 30% higher in the second half of 2013 compared to the first six months of 2013 due to increased mill through-put as a result of a mill expansion projected to be completed by mid-year, increasing the mill capacity by 10%, and higher grade ore from the Santa Maria and Jabali open pits, as well as higher gold recoveries. The Libertad Mill is budgeted to process an average of 5,743 tonnes of ore per day for a total of approximately 2.1 million tonnes of ore for the year at an average grade of 2.19 g/t gold.

            Operating cash costs for 2013 are budgeted to increase over the 2012 budget due to higher strip ratios, higher energy, consumables, and contractor mining costs. Offsetting these costs is the production increase from the mill expansion and higher budgeted gold grade of 2.19 g/t and gold recoveries of 92%.

            The Company has budgeted capital costs at Libertad in 2013, totaling approximately $45.6 million (including Jabali). The majority of this capital cost will be expended on preparation and equipment for surface mining of the Jabali Central pit, pre-stripping at the Santa Maria, Mojon and Jabali pits, and the aforementioned mill expansion.

            The Libertad exploration budget for 2013 is approximately $4.7 million for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali infill drilling, Mojon and San Juan resource drilling and continued exploration on a number of regional targets, including the Volcan – El Gallo district, Cerro Quiroz and others.

LIMON MINE – NICARAGUA

	Three months ended
	March 31
	(unaudited)
	2013	2012
Gold revenue ($ in thousands)	24,905	19,830
Gold sold (ounces)	15,400	11,665
Average realized gold price ($/ ounce)	1,617	1,700
Tonnes of ore milled	108,030	96,087
Grade (grams/ tonne)	4.43	3.71
Recovery (%)	91.5	90.6
Gold production (ounces)	14,070	10,356
Cash operating costs ($/ ounce)	674	796
Total cash costs ($/ ounce)	776	902
Capital expenditures ($ in thousands)	4,045	7,821
Exploration ($ in thousands)	830	1,125

            The Limon open pit and underground mine also had a strong first quarter, producing 14,070 ounces of gold compared to budget of 12,942 ounces and to 10,356 ounces in the same period last year. In the month of March the Limon Mine produced 5,200 ounces of gold achieving its best monthly production since being acquired by B2Gold in 2009.

            Gold sales from the Limon Mine totalled 15,400 ounces in the first quarter of 2013 (Q1 2012 – 11,665 ounces) at an average realized price of $1,617 per ounce (Q1 2012 - $1,700 per ounce), generating revenue of $24.9 million (Q1 2012 - $19.8 million).

            The Limon Mine produced 14,070 ounces of gold at an operating cash cost of $674 per ounce from 108,030 tonnes of ore milled at an average grade of 4.43 g/t gold at a processed gold recovery of 91.5% . This compared to budget of 12,942 ounces of gold at an operating cash cost of $720 per ounce. Higher gold production was mainly due to better surface pit grades, increased plant operating time, and ongoing plant improvements. Per ounce operating cash costs was better than budget mainly due to higher gold production. In addition, the cost/ use of most consumables, including energy, were slightly less than budget having a positive cost impact.

            Capital expenditures in the first quarter of 2013 totaled $4 million which mainly included deferred underground mine development ($0.9 million), deferred pre-stripping charges ($1.1 million), and an underground dewatering project ($1.1 million).

            The Limon Mine is projected to produce approximately 54,000 to 58,000 ounces of gold in 2013 at an operating cash cost of approximately $715 to $745 per ounce. Gold production for the first half of 2013 is estimated to total approximately 26,000 to 28,000 ounces of gold at a cash operating cost of $710 to $740 per ounce and for the second half 28,000 to 30,000 ounces of gold at a cash operating cost of $720 to $750 per ounce.

            The increase in budgeted gold production in 2013 over 2012 is the result of delivering higher grade ore primarily from the Santa Pancha underground and Veta Nueva open pit to the mill and improved through-put and recovery at the process plant by expanding the leach tank capacity. In 2013 the Limon Mine is budgeted to process approximately 0.4 million tonnes of ore at an average grade of 4.30 g/t gold. Average gold recoveries are budgeted to increase to 91.81% owing to a plant leach area expansion.

            Operating cash costs for 2013 are budgeted to increase over 2012 due to increasing costs for energy and consumables. This is partially offset by delivering higher grade ore to the mill and improving process facilities performance.

            Capital expenditures at the Limon Mine in 2013 are budgeted to total approximately $21.7 million. The majority of this capital expenditure will fund underground mine development, mill upgrades, tankage at the processing plant and development work on the Santa Pancha and Pavon projects.

            The 2013 Limon exploration budget is approximately $5.74 million to fund approximately 17,000 metres of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning. The budget also allows for drill testing two more regional targets; San Antonio, a vein target which lies about 5 km to the east of Santa Pancha and has returned trench results up to 7.84 g/t gold over 6.1 metres (TRSA-12-024) and possibly the Loma Sola area, an interesting structural and geophysical anomaly which lies approximately 5 kilometres to the west of the old Talavera mine. Follow up of other interesting regional targets across the Limon claim area is also planned.

            Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production.

OTJIKOTO PROPERTY – NAMIBIA

            The Otjikoto gold project is located 300 kilometres north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

             The Company recently announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia (see news release dated January 10, 2013).

            The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-preproduction capital costs are estimated to be $244.2 million. Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

            The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

            The site development will take place year round, utilizing a work force of experienced Namibian nationals, trained and supervised by Namibian and expatriate supervision. The mills and primary crusher were ordered in December 2012. The areas for the construction site have now been fully cleared, security fencing has been placed, mining equipment has begun to be delivered and earthworks has commenced. Expenditures for the first quarter totaled approximately $7.8 million (on a cash basis) versus the quarterly budget of $25 million. The shortfall in spending is due to the timing of invoicing for capital and engineering items. Although the timing of payments has lagged the original budget, the project remains on schedule and is expected to spend the money proposed in the budget over the next three quarters. Subsequent to quarter end, the Company’s expenditures for the month of April were $31 million for the Otjikoto development.

            A further $8 million has been budgeted in 2013 for exploration to fund 24,145 metres of infill and regional exploration drilling. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project as indicated by the recently announced Wolfshag Zone drill results (see news release dated December 11, 2012).

            On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately $6.5 million. B2Gold Namibia is owned indirectly 92% by B2Gold and 8% by EVI, a Namibian black empowerment company. EVI currently holds an 8% interest in the Otjikoto gold project.

            Subsequent to March 31, 2013, on April 10, 2013, the Company entered into an investment agreement (the “Investment Agreement”) with EVI pursuant to which, among other things, EVI agreed to purchase common shares of the Company with an aggregate subscription price of $7.6 million. The subscription price will be satisfied by a cash payment of $6.6 million and the assignment by EVI to the Company of its existing right to acquire an additional 5% interest in the Otjikoto gold project. It is expected that the proceeds from the sale of the common shares of the Company will be used by EVI to redeem the preference shares held by B2Gold Namibia. In addition, EVI also agreed to exercise its right to acquire an additional 2% interest in the Otjikoto gold project for a purchase price of $5 million.

            Subsequent to March 31, 2013, on April 10, 2013, BKWE Ventures Limited (“BKWE”), a wholly-owned subsidiary of the Company, entered into a loan agreement with EVI pursuant to which BKWE agreed to loan up to $11.6 million to EVI in order that EVI could satisfy the payments required under the Investment Agreement, including the cash payment for the purchase for common shares and the acquisition of the additional 2% interest in the Otjikoto gold project. The loans will accrue interest at a rate of up to 5% per annum and will be secured by a pledge of the shares of the Company and B2Gold Namibia that are held by EVI. The loan is expected to be repaid from EVI’s share of available cash from the operations of the Otjikoto gold mine.

            Upon completion of the aforementioned transactions, the Company and EVI will hold a 90% and 10% interest, respectively, in the Otjikoto gold project and EVI will have no further right to increase its interest in the project.

GRAMALOTE PROPERTY – COLOMBIA

            The Gramalote property is located 80 kilometre northeast of Medellin in central Colombia, with AngloGold Ashanti Limited ("AngloGold") as manager and has excellent access and infrastructure. The project is a 49%-51% B2Gold-AngloGold joint venture, and had a 2012 joint venture prefeasibility and exploration budget of $62 million (100%) which funded 21,700 metres of diamond drilling for the exploration of additional targets on the property, drilling associated with infrastructure and infill drilling, as well as prefeasibility work, environmental studies, metallurgical test work and engineering. The goal of this budget was to complete the prefeasibility study by November 2012. During the execution of this program, a number of potential upside issues were identified and a supplemental budget was approved to provide sufficient time to complete the test work and engineering associated with the identified opportunities. This supplemental budget of $26.1 million (100%) also included trade-off studies to confirm the optimum size of the project, additional land acquisitions, community and social obligations, exploration and development drilling, and covered the period from December 2012 through February 2013. Each joint venture partner has funded their share of expenditures pro rata. Based on positive exploration results, exploration and development drilling will continue through July 2013 to better define the mineral resource and assure that the optimum plant size is determined. Work programs and engineering associated with the completion of the Environmental Impact Assessment (“EIA”) will also be completed during this period so the EIA can be submitted to government authorities in May 2013. As a result of this additional work, the final prefeasibility results will be complete in the third quarter of 2013. This will allow sufficient time for the inclusion of new information, an updated mineral resource estimate and potential modifications to the prefeasibility study. The final feasibility study is scheduled to be completed by the fourth quarter of 2014. The Company is currently in discussions with AngloGold to agree on work programs and budget from March 2013 through October 2013, when a decision will be made on advancing the project to final feasibility.

            On April 24, 2012, the Company and AngloGold announced a new JORC and National Instrument 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad (see “Investing activities, Gramalote development” section). Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

BELLAVISTA PROPERTY – COSTA RICA

            The Company continues with site monitoring and maintenance to keep the Bellavista property in full regulatory compliance.

     Subsequent to March 31, 2013, the Company entered into a binding term sheet with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica. The Optionee will have the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd., which indirectly holds the 100% interest in the Bellavista project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including conducting diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised. The parties are currently negotiating a definitive agreement relating to the transaction.

            By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was affected by a landslide as a result closed and placed on care and maintenance. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. Preliminary motions brought by certain defendants have resulted in an Order that the Ontario Courts do not have jurisdiction to hear the claims against those defendants. That Order is currently under appeal. The outcome of this claim is not determinable at this time and no accrual for this contingency has been made in the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

            The Company ended the first quarter of 2013 with cash and cash equivalents of $120.7 million compared to cash and cash equivalents of $67.9 million at December 31, 2012. Working capital at March 31, 2013 was $113.6 million compared to working capital of $92.1 million at December 31, 2012.

            The increase in cash and cash equivalents was attributable to the Company’s strong operating performance and cash acquired as part of the CGA transaction. On January 16, 2013, CGA had cash and cash equivalents of $56.1 million (and restricted cash of $9 million). During the quarter, the Company also drew down $25 million from the Macquarie credit facility. This facility was repaid in April from drawdowns on the new $150 million revolving credit facility with a syndicate of three banks.

            On January 10, 2013, the Company announced that it has accepted a committed letter of offer from Macquarie Bank Limited (“Macquarie”) for a fully underwritten $150 million secured facility. The facility comprises three tranches of $50 million each for a total of $150 million and will replace the existing $25 million revolving credit facility with Macquarie. Drawdowns are subject to the completion of loan documentation and satisfaction of certain conditions precedent. The term of the facility will be for a period of four years with a final repayment date of March 28, 2017 and the facility has an interest rate of LIBOR plus a margin of 3.5% . The facility is a revolving facility and will be used to fund construction and development costs related to the Otjikoto gold project in Namibia and for general corporate purposes. On April 16, 2013, the Company announced the closing of the new $150 million secured revolving corporate loan facility.

            Subsequent to March 31, 2013, on May 13, 2013, the Company completed the sale to Franco-Nevada Corporation of all of its right, title and interest in and to an existing 1.2% NSR, covering Pretium’s Brucejack gold project, for $45 million in cash.

            The Company is projecting another record year for gold production in 2013, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total 185,000 to 195,000 ounces of gold at a cash operating cost of $605 to $635 per ounce. Gold production for the first half of 2013 from the two mines is estimated to total 82,000 to 87,000 ounces of gold at a cash operating cost of $650 to $680 per ounce and for the second half 103,000 to 108,000 ounces of gold at a cash operating cost of $570 to $600 per ounce.

            With the completion of the B2Gold/CGA Transaction, the Company is projecting consolidated gold production in 2013 of 360,000 to 380,000 ounces from the Libertad, Limon and Masbate mines.

            Annual capital expenditures at the Libertad and Limon mines for 2013 are budgeted to be approximately $45.6 (including Jabali development) and $21.7 million, respectively.

            The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-preproduction capital costs are estimated to be $244.2 million. Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled.

            The Gramalote project has a supplemental budget of $26.1 million (100%) for the period from December 2012 through February 2013. Each joint venture partner has funded their share of expenditures pro rata. The Company is currently in discussions with AngloGold to agree on work programs and budget from March 2013 through October 2013, when a decision will be made on advancing the project to final feasibility.

            The Company’s total 2013 Phase I exploration budget is approximately $35.9 million that will fund approximately 97,000 metres of drilling.

            As at March 31, 2013, the Company had the following significant commitments (in addition to those disclosed elsewhere in the MD&A):

  For the purchase of 0.6 million gallons of diesel over the next four years valued at an estimated $2.7 million. The timing and amount of these costs will depend on diesel consumption but it is expected that the entire $2.7 million will be incurred in 2013.
  For the purchase of $8.7 million of equipment for the construction of the mill and crusher at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but $6.6 million is expected to be incurred in 2013 and the remaining $2.1 million in the first half of 2014.

Derivative financial instruments

            Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

            At March 31, 2013, forward currency contracts totalling $13 million at an average rate of 8.6564 rand were outstanding with maturity dates ranging from April 2013 to December 2013. In addition, zero-cost put/ call collar contracts totalling $37.5 million were outstanding with maturity dates ranging from April 2013 to December 2013 with an average floor price of 8.5751 rand and an average ceiling price of 9.0797 rand. These contracts reduce the Company’s foreign currency exposure to the rand above the budgeted rate of 8.5 rand to the United States dollar, the conversion ratio used for the Otjikoto construction budget. These contracts were entered into to protect against capital cost over-runs that may otherwise occur due to currency fluctuations.

            These derivative instruments were not designated as hedges by the Company and are marked to their market values at the end of each reporting period. Adjustments to the market value are included in the statement of operations. For the three month period ended March 31, 2013, the Company recorded an unrealized derivative loss of $2.4 million. In addition, for the three month period ended March 31, 2013, the Company recorded a realized derivative loss of $0.4 million.

Deferred revenue and gold commitments

            Under the terms of the Masbate project loan facility, the Company is required to maintain gold forward contracts over the life of the loan in order to cover a portion of the mine’s future operating and debt service costs. As a result of the acquisition of CGA, the Company assumed its gold forward contracts related to the Masbate project for 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting as the fixed terms of the contracts were unfavourable compared to market terms for similar contracts) was estimated to be negative $37.4 million on January 16, 2013. The fair value was calculated using spot and forward prices and volatilities.

            The Company’s gold forward contracts are excluded from the scope of IAS 39 (“Financial Instruments: Recognition and Measurement”), as they are non-financial instruments that qualify for the own use exemption and do not contain any embedded derivatives which would require to be accounted for separately from the executory host contracts. As a result, these contracts are not subsequently re-measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. As at March 31, 2013, the amount of $28 million was outstanding and was presented on the consolidated balance sheet as deferred revenue, and is expected to be amortized over the remainder of the contract terms.

            During the quarter, 12,382 ounces of gold were delivered under the gold forward contracts at an average settlement price of $899 per ounce. As at March 31, 2013, the outstanding gold forward contracts had an estimated total fair value of negative $24.6 million.

Operating activities

            Cash flow from operating activities before changes in the non-cash working capital was $45.1 million ($0.08 per share) in the first quarter of 2013 compared to $27.1 million ($0.07 per share) in the first quarter of 2012. Cash flow from operations in the quarter was the highest in the Company’s history, mainly as the result of the acquisition of the Masbate Mine and increased gold production from the Libertad and Limon mines.

Financing activities

            On March 28, 2013, the Company made a principal repayment of $4.5 million on the Masbate project loan facility. In the first quarter of 2013, the Company made repayments under its finance lease obligations of $1.8 million in connection with the Masbate mining fleet which has been leased. In addition, the Company drew down $25 million from the Macquarie credit facility.

            The Company received proceeds of $1.3 million (Q1 2012 - $2.9 million) from the exercise of stock options and $nil (Q1 2012 - $0.7 million) from the exercise of warrants in the first quarter of 2013.

Investing activities

            In the first quarter of 2013, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $4.2 million (Q1 2012 - $nil), the Libertad Mine (see “Libertad Mine” section) totalled $5.0 million (Q1 2012 - $7.1 million), and the Limon Mine (see “Limon Mine” section) totalled $4.0 million (Q1 2012 - $7.8 million). Jabali development totalled $3.5 million in the quarter (Q1 2012 - $1.5 million). In addition, Gramalote development (see “Gramalote Property” section) and Otjikoto mine construction (see “Otjikoto Property” section) totalled $14.8 million (Q1 2012 - $3.6 million) and $7.8 million, respectively. Resource property expenditures on exploration and Otjikoto development/ feasibility totalled approximately $7.3 million (Q1 2012 - $13.4 million), as disclosed in the table below.

	Three months ended
	March 31
	(unaudited)
	2013	2012

	$	$
	(000’s)	(000’s)

Masbate, exploration	2,035	-
Otjikoto exploration/ feasibility	1,643	7,112
Libertad Mine, exploration	985	2,460
Limon Mine, exploration	830	1,125
Calibre joint venture	524	575
Radius joint venture	447	582
Mocoa	247	633
Cebollati	85	818
Other	472	143

	7,268	13,448

Jabali (Libertad Mine)

            The Jabali deposit at the Libertad property in Nicaragua is located approximately 15 kilometres east of the mill facility at the Libertad Mine and consists of two zones, the Antenna and Central Zones that cover a combined strike length of 3.2 kilometres, though the vein itself has a known strike length of 6.2 kilometres.

            The 2013 budget for the development of the Jabali deposit is approximately $16.9 million. This budget will fund the completion of construction of a 15 kilometre private haul road for transporting the Jabali deposit ore to the Libertad mill, and for mine infrastructure development, engineering and socio-economic programs. The Company has received the mining permit for the Jabali Central deposit and plans to commence the shipping of Jabali ore to the Libertad mill, initially utilizing the upgraded existing road. The development and pre-stripping capital costs for the Jabali Central deposit are included in the Libertad 2013 capital budget as disclosed in the news release dated January 18, 2013.

            The Jabali deposit has an indicated mineral resource of 4.19 million tonnes at 3.39 g/t gold containing 456,863 ounces of gold and an inferred mineral resource of 1.89 million tonnes at 3.06 g/t gold containing 186,610 ounces of gold (see news release dated April 05, 2012). These grades are considerably higher than the current average grade of 1.92 g/t ore currently being processed at Libertad.

            Based on the delivery of higher grade ore from the Jabali deposit, the Company expects an increase in annual production at Libertad to approximately 131,000 to 137,000 ounces of gold in 2013 and 150,000 ounces of gold by 2014 (subject to final mine plan).

Libertad Mine

            Exploration continues on the Libertad property with the focus on the Jabali infill program and drilling mine related targets. Latest results include JB12-376 with 3.2 g/t gold over 10.75 metres true width and JB12-391 with 4.91 g/t gold over 8.0 metres true width.

            Additional drilling within the inferred resource outline of the Jabali Antenna vein, but outside of the 2012 pit boundary, has returned good widths and assays at relatively shallow depths. These results demonstrate that the Jabali vein is continuous throughout the length of the defined indicated and inferred resource. The drilled holes cover an area of approximately 300 metres along strike and down to 150 metres depth. This drilling will increase the resource base and an updated Jabali Antenna resource will be available in the next few months.

            Trenching at the newly discovered Volcan-El Gallo area, near the Mojon pit, contains up to 3.05 g/t gold over 3.6 metres in trench VNTR12-001 and 6.92 g/t gold over 5.0 metres in trench VNTR12-009.

            The Libertad exploration budget for 2013 is approximately $4.7 million for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali infill drilling, Mojon and San Juan resource drilling and continued exploration on a number of regional targets, including the Volcan – El Gallo district, Cerro Quiroz and others.

Limon Mine

            The focus of the exploration work on the Limon property to date has been on the Santa Pancha Pozo 5 area, located 1 km north of the current underground mining at Santa Pancha, with 44 diamond drill holes completed for a total of 9,293 metres. The hanging wall (“HW”) structure appears to be the best host to mineralization where average true widths between 2 - 15 metres were intersected. Results demonstrate continuity of grade and width over a strike length of 1 kilometre and to depths of 230 metres. Of note are holes LIM-12-3648 with 5.65 g/t gold over 14.92 metres true width, LIM-12-3651 with 15.70 g/t gold over 4.92 metres true width and LIM-12-3655 with 5.70 g/t gold over 8.30 metres true width (all gold grades are uncapped).

            Further south the 4 - 10 metres average true width of the footwall (“FW”) structure returned some equally good grades: LIM-12-3691 with 5.44 g/t gold over 6.58 metres true width, LIM-12-3692 with 5.27 g/t gold over 10.03 metres true width and LIM-12-3736 with 17.23 g/t gold over 4.79 metres true width.

            The 2013 Limon exploration budget is approximately $5.74 million to fund approximately 17,000 metres of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning plus drill testing two more regional targets; San Antonio, a vein target which lies about 5 kilometres to the east of Santa Pancha and has returned trench results up to 7.84 g/t gold over 6.1 metres (TRSA-12-024) and possibly the Loma Sola area, an interesting structural and geophysical anomaly which lies approximately 5 kilometres to the west of the old Talavera mine. Follow up of other interesting regional targets across the Limon claim area is also planned.

            Based on results to date, B2Gold’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could increase annual gold production.

Masbate Mine

            At Masbate in the Philippines, an aggressive 2013 exploration program totaling $11 million is underway with eight drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program will comprise reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. Exploration drilling is also planned for the Bart Ag and Balete veins located 12 kilometres southeast of the mine. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

            High grade gold mineralization was recently intersected on the Montana North vein located 200 metres northwest of the current resource. Drill hole MONRC021 intersected 9 metres true width grading 24.43 g/t gold. The vein is open to the northwest and plans are underway to step-out drill this new high grade target.

Gramalote

            On April 24, 2012, the Company and AngloGold announced a new JORC and National Instrument 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad. Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

            The new Gramalote Central mineral resource estimate is supported by 41,732 metres of diamond drilling in 126 drill holes completed in 2007 to 2011 and 441 metres of sampling from an underground tunnel. A total of 7,019 metres of diamond drilling in 20 holes drilled by the Company in 2008 was used in the Trinidad resource calculation. Average drill hole spacing used in the resource was 25 metres x 25 metres for measured, 50 metres x 50 metres for indicated and 100 metres x 100 metres for inferred.

            Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2012 and 2011 prefeasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource. A total of $99.6 million (100% basis) has been spent and 64,332 metres of diamond drilling has been completed in 211 holes since AngloGold became operator in September 2010.

            Exploration drilling has been carried out on six drill targets located within four kilometre of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon, Topacio and La Maria with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. Since October 2010 a total of 28,418 metres in 80 drill holes have been completed on the six satellite targets. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

            Positive gold intersections continue to be returned in Monjas West located two kilometres west southwest along strike of Gramalote Central resource. A total of 15,557 metres in 42 holes have been drilled at Monjas West with recent results up to 30.0 metres at 1.35 g/t gold in hole MW-24, 10.0 metres at 1.07 g/t gold in hole MW-25, 10.0 metres at 1.40 g/t gold in hole MW-27, 98.0 metres at 1.42 g/t gold in hole MW-33 and 64.0 metres at 0.50 g/t Au and 22.0 metres at 1.10 g/t Au in hole MW-036.

            The project is a 49%-51% B2Gold-AngloGold joint venture, and had a 2012 joint venture prefeasibility and exploration budget of $62 million (100%) which funded 21,700 metres of diamond drilling for the exploration of additional targets on the property, drilling associated with infrastructure and infill drilling, as well as prefeasibility work, environmental studies, metallurgical test work and engineering. The goal of this budget was to complete the prefeasibility study by November 2012. During the execution of this program, a number of potential upside issues were identified and a supplemental budget was approved to provide sufficient time to complete the test work and engineering associated with the identified opportunities. This supplemental budget of $26.1 million (100%) also included trade-off studies to confirm the optimum size of the project, additional land acquisitions, community and social obligations, exploration and development drilling, and covered the period from December 2012 through February 2013. Each joint venture partner has funded their share of expenditures pro rata. Based on positive exploration results, exploration and development drilling will continue through July 2013 to better define the mineral resource and assure that the optimum plant size is determined. Work programs and engineering associated with the completion of the Environmental Impact Assessment (“EIA”) will also be completed during this period so the EIA can be submitted to government authorities in May 2013. As a result of this additional work, the final prefeasibility results will be complete in the third quarter of 2013. This will allow sufficient time for the inclusion of new information, an updated mineral resource estimate and potential modifications to the prefeasibility study. The final feasibility study is scheduled to be completed by the fourth quarter of 2014. The Company is currently in discussions with AngloGold Ashanti to agree on work programs and budget from March 2013 through October 2013, when a decision will be made on advancing the project to final feasibility.

Otjikoto

             The Company recently announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia (see news release dated January 10, 2013).

            The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-preproduction capital costs are estimated to be $244.2 million. Construction is scheduled for completion in the fourth quarter of 2014 when mill production will begin and the first gold production from the Otjikoto gold project is scheduled.

            A further $8 million has been budgeted in 2013 for exploration to fund 24,145 metres of infill and regional exploration drilling. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project as indicated by the recently announced Wolfshag Zone drill results (see news release dated December 11, 2012).

            On April 10, 2013, the Company announced additional positive drilling results from the exploration program at the Otjikoto Gold Project in Namibia. Of note, step-out diamond drill hole number WH12-345 returned 35.70 metres grading 4.82 g/t gold, including 15.30 metres grading 7.93 g/t gold, from the recently discovered Wolfshag zone. These positive drill results from the Wolfshag zone as detailed below indicate the potential to outline additional resources that could lead to the expansion of production at the Otjikoto gold project.

            This year, to April 10, 2013, forty seven holes totalling 8,510 metres have been drilled on the Otjikoto Project. Thirteen holes totaling 1,698 metres were completed in the proposed Otjikoto open pit to aid in definition of ore shoots and six holes were drilled as part of civil engineering studies. The remaining holes were drilled on the Wolfshag zone discovery, situated immediately to the east and northeast of the proposed open pit on the main Otjikoto deposit.

            The final results for the 2012 drilling program and initial results of the 2013 drilling campaign have been received. Step out drilling has increased the strike length of the Wolfshag zone from 950 metres to in excess of 1,600 metres and the mineralized system remains open down plunge to the south. Significant new results from the Wolfshag drilling include:

•	OT12-345 with 35.70 metres grading 4.82 g/t gold, including 15.30 metres at 7.93 g/t gold;
•	OT12-344 with 27.10 metres grading 2.05 g/t gold, including 6.55 metres at 5.19 g/t gold; and
•	WH13-068 with 11.35 metres grading 2.72 g/t gold, including 5.00 metres at 5.16 g/t gold

            The Wolfshag zone is comprised of a series of stacked, easterly dipping, shallow south-southeast plunging mineralized zones hosted within albitite + calcite + clay altered metasediments and marble lenses between folded, recrystallized and sheared marbles, the West and East marbles, within a thrust ramp complex. Mineralization consists of banding parallel pyrite-magnetite-calcite veins and replacement zones and steep tension gashes. The main, upper, WA zone at Wolfshag ranges in thickness from 6 to 35 metres and width from 50 to 75 metres. The lower zones are not as well defined as the WA shoot. Wolfshag mineralization is situated below the OTB and footwall marble marker horizons and the main Otjikoto deposit ore shoots.

            Three diamond drill rigs are currently active on the property, focused on the exploration and definition of the Wolfshag zone and parallel structures. An initial resource estimate for the zone is expected by year end. More drill results will be released as they are available.

Calibre Joint Venture

            The 2013 exploration program for Primervera has a Phase I budget of $2 million. This will fund 1,500 metres of drilling, geophysical interpretation as well as detailed mapping and geological interpretation. The Company is commencing a surface mapping and trenching program to help locate the potential continuation of the main zone beyond the faults.

            Subsequent to March 31, 2013, the Company and Calibre signed a letter agreement (the “Letter Agreement”) dated April 24, 2013 granting the Company an option to acquire a further 19% interest in and to the Primavera Gold-Copper Porphyry Project in northeast Nicaragua by spending Cdn.$6 million over three years. Calibre currently has a 49% interest in the Project, while the Company has a 51% interest and is project operator. Upon entering into the JV Agreement, the original Option Agreement between the Company and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) will terminate and be superseded by the JV Agreement.

            In conjunction with the Letter Agreement, Calibre has applied to the TSX Venture Exchange (the “Exchange”) to approve amendments to the terms of 10 million common share purchase warrants (the “Warrants”) of Calibre held by the Company. The Warrants were issued to the Company pursuant to a non-brokered private placement of 20 million units at a price of Cdn.$0.25 per unit, which closed on May 2, 2012. Each unit consisted of one common share and one-half of one Warrant, with each Warrant entitling the Company to purchase an additional common share of the Company until May 2, 2013 at an exercise price of Cdn.$0.50. Pursuant to the amendments, the Warrants would be amended by extending the term of the Warrants by one additional year from May 2, 2013 to May 2, 2014 (the “Amended Expiry Date”) and by reducing the exercise price of the Warrants from Cdn.$0.50 to Cdn.$0.10 (the “Amended Exercise Price”).

            If during the term of the amended Warrants, the closing price of the Company’s common shares on the Exchange exceeds during a period of 10 consecutive trading days the Amended Exercise Price by 25%, then the Amended Expiry Date will be deemed to be automatically accelerated as a result of which the amended Warrants will expire on the earlier of the 37th calendar day following the tenth trading day and the Amended Expiry Date. All other terms and conditions of the Warrants are proposed to remain unchanged.

Cebollati

            Exploration activities at the Cebollati property in Uruguay during 2013 consist of detailed mapping and re-logging of existing holes to determine the down plunge direction of mineralization. Work done in 2012 indicated the mineralization occurs in a series of shallowly plunging pipe shaped bodies. Further drilling will depend on the results of the detailed work.

Mocoa

            At the 100% owned Mocoa copper-molybdenum deposit the Company is carrying out detailed surface mapping and geochemistry in the north and northeast extensions of the deposit area.

            Work in 2012 included drilling two diamond drill holes totaling 1,351.30 metres in the main zone and surface mapping and geochemical sampling of the entire 11,391 hectare property.

            It was the first drilling since 2008 when the Company drilled 5,123 metres and was successful to confirm previous drilling and expand copper-molybdenum mineralization to the north. The limited amount of infill drilling conducted by the Company in 2008 showed a good degree of continuity of mineralization. The step out holes drilled to the north and northeast as part of the 2008 drill program indicate the Mocoa Cu-Mo mineralization remains open to the north, northeast and to depth.

            The 2012 hole MC12DH041/41A was a step-out 150 metres to the north of 2008 drilling and was successful in showing the Cu-Mo mineralization continued further to the north and northeast. This hole cored good copper and lesser molybdenum mineralization in potassic-altered dacite porphyry and volcanics with assays returning 387.5 metres at 0.48% Cu and 0.015% Mo from 616.00 metres to the end of the hole at 1003.50 metres including 272.50 metres at 0.58% Cu and 0.017% Mo from 731.00 metres to 1,003.50 metres. The deposit remains open to the north, northeast and to depth.

            Pre B2Gold diamond drilling at the Mocoa property consisted of 18,321 metres in 31 holes conducted by the United Nations and Ingeominas in the late 1970’s to early 1980’s resulted in the delineation of a non-National Instrument 43-101 compliant historical resource of 306 million tonnes at 0.37% Cu and 0.061% Mo including an open pit resource of 165 million tonnes at 0.40% Cu and 0.065% Mo.

CRITICAL ACCOUNTING ESTIMATES

            Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Note 3 of its audited consolidated financial statements as at December 31, 2012. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Ore reserve and resource estimates;
•	Exploration and evaluation expenditures;
•	Mine restoration provisions;
•	Deferred income taxes; and
•	Fair values of assets and liabilities acquired in business combinations.

Ore reserve and resource estimates

            Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

            The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The Company’s cost deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Mine restoration provisions

            The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes

            The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

            Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Fair values of assets and liabilities acquired in business combinations

            In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgments and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

            In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

RECENT ACCOUNTING PRONOUNCEMENTS

Consolidated Financial Statements – IFRS 10

            This standard establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its comparative unaudited condensed interim consolidated financial statements.

Joint Arrangements – IFRS 11

            This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

            Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall present the proportionately consolidated net asset value as a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

            Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

                   This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Fair value measurement – IFRS 13

            This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and the required disclosures are included in Note 16 of these unaudited condensed interim consolidated financial statements.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

            This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

RISKS AND UNCERTAINTIES

            The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. The Company is faced with a number of other risk factors, including these described under the “Risk Factors” section in its Annual Information Form for the year ended December 31, 2012, available under the Company’s profile on SEDAR at www.sedar.com. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

            Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company believes that adequate measures to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

            The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

            There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Foreign Countries and Mining Risks

            The Company’s production activities are currently conducted in Nicaragua and the Philippines and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation or royalty policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

            The Company has interests in exploration/development properties that are located in developing countries, including Namibia, Nicaragua, Philippines and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Namibia, Nicaragua or Colombia may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

            Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

            The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Property Interests

            The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. No guarantee can be given that the Company will be in a position to comply with all conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

            The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and a foreign government or the entities owned or controlled by it will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

            Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Commodity Prices

            The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

            The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Currency Risks

            The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Philippine pesos (commencing January 16, 2013), Colombian pesos, and Namibian dollars. As the exchange rates between the Canadian dollar, Nicaraguan córdoba, Philippine peso, Colombian peso, and Namibian dollar fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Nicaragua.

Environmental Compliance

            The Company’s operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

            The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

            Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Regulations in the Philippines

            The Philippines Constitution provides that all natural resources are owned by the State which may enter into a co-production, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens.

            Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, amongst others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalises the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that, before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

            The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalised business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although CGA believes its structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged.

INTERNAL CONTROLS

            National Instrument 52-109 requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. The Company has continued to use the Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing its ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s ICFR as at the end of the period covered by this MD&A and the accompanying consolidated financial statements and have concluded that these controls and procedures are effective.

            National Instrument 52-109 also requires public companies in Canada to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. There were no changes in ICFR during the quarter ended March 31, 2013 that materially affected or are reasonably likely to materially affect the Company’s ICFR. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management, with the participation of the certifying officers, has evaluated the effectiveness of the design and operation, as of March 31, 2013, of the Company’s disclosure controls and procedures (as defined by the Canadian Securities Administrators). Based on that evaluation, the certifying officers have concluded that such disclosure controls and procedures are effective and designed to ensure that material information relating to the Company and its subsidiaries is made known to them by others within those entities.

NON-IFRS MEASURES

            Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended
	March 31
	2013	2012
	$	$
	(000’s)	(000’s)

Production costs per consolidated financial statements	70,345	22,336
Royalties and production taxes	3,939	3,215
Inventory sales adjustment	(12,856)	(2,014)
	61,428	23,537

Gold production (in ounces)	79,661	34,602
Total cash costs per ounce of gold production ($/ounce)	771	680

            Total cash costs per ounce is derived from amounts included in the Consolidated Statement of Operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits.

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

	2013	2012	2012	2012	2012	2011	2011	2011

Gold revenue ($ in thousands)	154,853	70,783	67,065	57,330	63,873	66,894	50,459	54,498

Gold sold (ounces)	95,042	41,627	39,668	35,860	37,853	39,557	29,672	36,030

Average realized gold price ($/ ounce)	1,629	1,700	1,691	1,599	1,687	1,691	1,701	1,513

Gold produced (ounces)	79,661	44,324	42,156	36,803	34,602	38,808	34,303	36,760

Cash operating costs ($/ ounce gold)	722	604	571	583	587	542	529	507

Total cash costs ($/ ounce gold)	771	657	624	601	680	632	620	586

Net income (loss) & comprehensive income (loss) for the period (1) ($ in thousands)	63	10,948	14,476	11,937	14,546	20,837	9,036	15,016

Earnings (loss) per share (1) – basic ($)	0.00	0.03	0.04	0.03	0.04	0.06	0.03	0.05

Earnings (loss) per share (1) – diluted ($)	0.00	0.03	0.04	0.03	0.04	0.06	0.03	0.05

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	45,143	31,124	28,418	27,791	27,066	35,361	19,971	28,833

(1)	Attributable to the shareholders of the Company.

OUTLOOK

            B2Gold is pleased to report on another excellent quarter. The Company continues its strong operating and financial performance with record quarterly gold production, gold revenue and cash flow from operating activities from the la Libertad and Limon mines in Nicaragua and the Masbate Mine in the Philippines, leaving B2Gold in a strong cash position at quarter end.

            Looking forward B2Gold’s objective is to continue its strong operating performance and financial results, optimize production at the Limon, La Libertad and Masbate mines and advance its development and exploration projects. In addition, the Company will continue its demonstrated commitment to mining responsibly, focusing on safety, environmental protection and social programs at the projects and in the communities in which the Company works.

            There are a number of opportunities to optimize operations and improve operating costs at the Masbate Mine which will be evaluated in the coming months. Improved fleet efficiency, grade control and ore management strategies, and tailings dam management strategies are among the areas that will be under review.

            The current focus is for B2Gold technical staff to work with Masbate onsite personnel to review and revise the mine geological model, metallurgical delineations, and plant recoveries. Mine sequencing will be reviewed and a new interim mine plan will be generated during the second quarter. Pit designs will be reviewed and new reserves issued early in the third quarter.

            The potential for plant expansion will be methodically investigated so that Masbate will be set to move forward with a new life of mine plan and processing plan by year end. An extensive metallurgical testwork program, which is essential groundwork for expansion analysis, has been designed and will begin in the second quarter.

            Gold production at La Libertad is projected to increase in 2013 and 2014 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. The Company is projecting gold production to increase to approximately 360,000 to 380,000 ounces in 2013 and approximately 400,000 ounces in 2014. With the successful development of the Otjikoto project in Namibia, currently in construction and scheduled to commence production in the fourth quarter of 2014, the Company is projecting 2015 gold production of approximately 550,000 ounces, based on current assumptions. And with the potential development of the Gramalote project (B2Gold 49%/AngloGold Ashanti Limited 51%) in Colombia, gold production could increase to over 700,000 ounces in 2017.

Growth Strategy

            B2Gold is committed to continue its growth through exploration and acquisition opportunities whilst maximizing shareholder value. During continued uncertain times in worldwide markets, the Company continues to prioritize maximizing strong operating and financial performance, maintain a solid cash position, and focus on developing its growth projects, funding them largely from cash from operations and keeping debt at manageable levels.

            Management believes that there will be significant acquisition opportunities in this environment for companies with proven technical teams and strong financial performance. While the Company’s near term focus is on optimizing production at the mines and developing its existing projects, the Company will continue to review acquisition opportunities. Our discipline toward acquisitions will continue to be focusing on projects that are accretive to our shareholders based on the existing asset. The Company will not pursue acquisitions that require the hope of exploration success or higher gold prices to be justified or accretive.

            We are pleased to continue to report an excellent quarter and looking forward to another profitable and successful year in 2013.

OUTSTANDING SHARE DATA

            At May 14, 2013 there were 648,085,281 common shares outstanding. In addition, there were approximately 36.9 million stock options outstanding with exercise prices ranging between Cdn.$0.80 to Cdn.$4.00 per share and 3.5 million RSU. More information is disclosed in Note 13 of the Company’s March 31, 2013 unaudited interim consolidated financial statements.

CAUTION ON FORWARD-LOOKING INFORMATION

            This Management’s Discussion and Analysis contains forward-looking statements within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Management’s Discussion and Analysis reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the “Risk Factors” section of this management’s discussion and analysis. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Management’s Discussion and Analysis and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

            Additional information on the Company, including its Annual Information Form is available under the Company’s profile on SEDAR at www.sedar.com.